U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

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1.  Investment Company Act File Number:           Date examination completed:
    811-5086                                      June 30, 1998

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2.  State identification Number:  N/A
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    AL            AK           AZ            AR           CA           CO
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    CT            DE           DC            FL           GA           HI
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    ID            IL           IN            IA           KS           KY
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    LA            ME           MD            MA           MI           MN
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    MS            MO           MT            NE           NV           NH
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    NJ            NM           NY            NC           ND           OH
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    OK            OR           PA            RI           SC           SD
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    TN            TX           UT            VT           VA           WA
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    WV            WI           WY            PUERTO RICO
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    Other (specify):
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3.  Exact name of investment company as specified in registration statement:
    Churchill Tax-Free Trust
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4.  Address of principal executive office (number, street, city, state, zip code):
    380 Madison Avenue, Suite 2300, New York, NY 10017
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549 and Gary
     Waxman, Clearance Officer, Office of Management and Budget, Room 3208, New Executive Office Building, Washington, D.C. 20503.

KPMG Peat Marwick LLP
Financial Services
757 Third Avenue
New York, NY 10017


                    Independent Accountants' Report


To the Board of Trustees of Churchill Tax-Free Fund of Kentucky and the Securities and Exchange Commission:

We have examined management's assertion about Churchill Tax-Free Fund of Kentucky's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17(f)-2 under the Investment Company Act of 1940 as of June, 30 1998, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary under the circumstances. Included among our procedures were the following tests which we performed as of June 30, 1998, and the period from December 31, 1997 (the date of our last examination) through June 30, 1998, with respect to securities transactions, without prior notice to management:

* we agreed all securities reported by the Fund's accounting records to Custody records as of June 30, 1998;
* for securities which were to be redeemed, we verified subsequent settlement on Custody records as of June 30, 1998;
* we reviewed Bank One's "Investment Management & Trust Group Report of Policies and Procedures Placed in Operation and Test of Operating Effectiveness for the Trust Application System" ("SAS 70 Report") for the period January 1, 1997 to December 31, 1997, and noted that no negative findings were reported in the areas of Asset Custody and Control and Trust Accounting System; and
* we obtained representation from the Custodian that all control policies and procedures, detailed in Section III of Bank One's SAS 70 Report, have remained in operation and functioned adequately from December 31, 1997 through September 30, 1998.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund's compliance with specified requirements.

In our opinion, management's assertion that Churchill Tax-Free Fund of Kentucky was in compliance with the provisions of subsections (b) and (c) of Rule 17(f)-2 under the Investment Company Act of 1940 as of June 30, 1998 and for the period from December 31, 1997 through June 30, 1998, is fairly stated in all material respects.

This report is intended solely for the information and use of management of Churchill Tax-Free Fund of Kentucky and the Securities and Exchange Commission and should not be used for any other purpose.

                                        KPMG Peat Marwick LLP
                                        /s/ KPMG Peat Marwick LLP
October 16, 1998